Exhibit 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, based on financial information calculated in accordance with International Financial Reporting Standards (IFRS), for the six months ended April 30, 2017, and years ended October 31, 2016 and 2015:

	Year Ended October 31		Six Months Ended

	2015	2016	April 30, 2017

Excluding Interest on Deposits	3.73	4.25	4.65
Including Interest on Deposits	2.13	2.22	2.23

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, based on financial information calculated in accordance with IFRS, for the six months ended April 30, 2017, and years ended October 31, 2016 and 2015:

	Year Ended October 31		Six Months Ended

	2015	2016	April 30, 2017

Excluding Interest on Deposits	3.47	3.85	4.17
Including Interest on Deposits	2.07	2.13	2.14